

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 21, 2020

David O'Connor
President
First Eagle Credit Opportunities Fund
1345 Avenue of the Americas
New York, NY 10105


Re: First Eagle Credit Opportunities Fund (the "Fund")
        File No. 811-23592, 333-239995


Dear Mr. O'Connor:

We have reviewed the Fund's registration statement on Form N-2 filed with the Securities and Exchange Commission on July 22, 2020 with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.


Prospectus


Prospectus Cover

2. In *Securities Offered*, the disclosure states "The Fund *initially* intends to offer two classes of Common Shares: Class A Shares and Class I Shares [emphasis added]." As the Fund has not received an order allowing it to offer multiple classes of shares, and therefore will not yet offer Class A shares, please delete the word "initially" from this disclosure. Please make corresponding changes in *Plan of Distribution* on the following page. In *Plan of Distribution* please also revise the disclosure to state clearly that only Class I shares are currently offered by the Fund and that there is no guarantee the Fund will

receive exemptive relief allowing it to offer additional share classes. Please make corresponding changes throughout the registration statement.

3. In *Investment Objective*, the disclosure states that the Fund's secondary objective is "providing long-term risk-adjusted returns by investing in a portfolio of a variety of credit asset classes." Please disclose in plain English what the phrase "risk-adjusted returns" means. Please also delete the phrase "by investing in a portfolio of a variety of credit asset classes" from the Fund's investment objective as this is the Fund's strategy.

4. In the second sentence of *Investment Objective,* the disclosure states "The Fund intends to capitalize on relative value opportunities across the credit spectrum." Please revise this sentence to disclose the concepts of "relative value opportunities" and "credit spectrum" in plain English. In general, please avoid the use of technical terms and complex language. *See* Gen. Instr. Part A: The Prospectus of Form N-2.

5. Similarly, please revise the disclosure in *Investment Strategy* to avoid the use of technical terms. In particular, please disclose in plain English what "middle market 'club' loans" are and what the phrase "capitalizes on current and future income and relative value opportunities in credit markets" means.

6. Also in *Investment Strategy*, please revise the disclosure to indicate that <u>all</u> the "below investment-grade credit assets" that comprise the Fund's portfolio are commonly referred to as "high yield" securities or "junk." Please make corresponding changes in the first paragraph of *Below Investment Grade Rating Risk* on page 9.

   Please also disclose here, in bold, the following: Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.

7. In *Interval Fund/Repurchase Offers*, disclose the risks associated with the interval fund structure, including i) that it is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Common Shares repurchased and ii) that the Fund does not currently intend to list its shares for trading on any national securities exchange and therefore the Common Shares are not readily marketable and should be considered illiquid. Please also specify the anticipated timing of the Fund's initial repurchase offer and provide a cross-reference to those sections of the Prospectus that discuss the Fund's repurchase policies and the attendant risks. *See* Guide 10 to Form N-2.

8. In *Risks*, please disclose as a bolded bullet that the amount of distributions the Fund may pay, if any, is uncertain (as indicated on page 19 in *Distribution Risk*). Please also disclose as bolded bullets the following, as appropriate:

   The Fund's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Common Shareholders through distributions will be distributed after payment of fees and expenses.

   A return of capital to Common Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Common Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder's original investment.

9. In *Leverage,* the disclosure states that the Fund may issue preferred shares. Please confirm that the Fund does not intend to issue preferred shares (or debt securities or other securities) within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Prospectus Summary

10. We generally encourage providing a prospectus summary where the length and complexity of the prospectus make a summary useful, and believe a summary should only provide a brief overview of the key aspects of your offering, business, and risks. Your Prospectus Summary is over 20 pages and substantially repeats disclosures contained elsewhere. As written, your summary is too lengthy and detailed for its purpose. *See* Item 3.2 of Form N-2. Please revise as appropriate.

11. On page 2, in the second paragraph of *Investment Objective and Strategies*, please explain in plain English what "first lien loans" and "unitranche loans" are. In addition, the disclosure in this paragraph states "The Fund expects, under normal circumstances, to employ an investment strategy that capitalizes on current and future income and relative value opportunities in credit markets." Please clarify what this strategy is and elaborate on how the Fund will apply it to determine its investments.

12. On page 2, in *Adviser and Subadviser*, in the last line of the third paragraph, please replace "Adviser" with "Subadviser." Please also clarify whether the portfolio managers disclosed in the last sentence of this section are employees of the Adviser or Subadviser.

13. On page 7-8, in *Repurchase Offers Risk*, please disclose separately risks to the Fund and those to Common Shareholders. Also, immediately following the last sentence in this

section indicating potential tax consequences of share repurchases, please include a cross-reference to *Tax Matters* in the Prospectus and *Taxation* in the Statement of Additional Information.

14. On page 8, in the last sentence in *Large Shareholder Risk*, the disclosure states "Third party stockholders will not be given priority over Shareholders that are affiliates of the Adviser and the Subadviser, whose holdings in the Fund may be significant and may have the effect of diluting third party stockholders with respect to any repurchase offer." Please clarify what "third party stockholders" are and the risk this disclosure is referring to. Please also supplementally explain to us the specific Shareholder affiliates that this risk is referring to and describe the circumstances that may cause this risk to arise. We may have further comments.

    In addition, please explain to us supplementally how the circumstances outlined in this risk disclosure is consistent with Rule 23c-2 under the 1940 Act, which requires, among other things, that a closed-end fund redeem shares in a "manner as will not discriminate unfairly against any holder of the securities of such class or series."

15. On page 9, in the second paragraph of *Interest Rate Risk* and also in *Foreign Currency Risk* on page 21, the disclosure indicates that the Subadviser may engage in "hedging activities" on behalf of the Fund. If the Fund intends to use derivatives to hedge its portfolio, please disclose so in *Investment Objective and Strategies* and disclose the specific derivatives the Fund may use as a principal strategy. Please also disclose the associated risks.

16. On page 11, please clarify the difference between the securities described in the section *Distressed Investments Risk* and those described in the next section *Distressed Debt, Litigation, Bankruptcy and Other Proceedings Risk*. Please also disclose the Fund's investment in distressed assets and debt in *Investment Objective and Strategies*.

17. On page 13, in *Foreign Loan Originations Risk*, the disclosure states "A portion of the Fund's investments may be in securities of foreign companies," including companies in emerging markets. Please disclose these investments in *Investment Objective and Strategies*.

18. On page 19, in *Payment-In-Kind Securities*, the disclosure indicates that the Fund may invest in PIK securities. Will the Fund invest significantly in these securities? If so, in addition to the risks disclosed here, please disclose at an appropriate place in the registration statement the following risks associated with these investments:

    • The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

- The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

- Market prices of original issue discount ("OID") instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

- PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

- Use of PIK and OID securities may provide certain benefits to the Fund's Advisor including increasing management fees and incentive compensation.

- The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

- The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

19. On page 20, in *Portfolio Turnover Risk*, the disclosure states "The Fund may engage in short-term trading strategies… ." Please disclose this in *Investment Objective and Strategies*.

20. On page 21, in *Conflicts of Interest Relating to Affiliates*, the disclosure states "The Adviser's affiliation with The Blackstone Group Inc. and Corsair Capital LLC…requires the Adviser to manage conflicts of interest associated with dealings the Fund may have with those businesses or funds, clients or portfolio companies associated with it." Please describe in detail, supplementally, how the Fund manages conflicts with these entities. We may have further comments.

Summary of Fund Expenses

21. Please disclose in the narrative that the fees and expenses presented in the fee table are based on the Fund's net assets.

22. On page 51, in the second sentence of the first paragraph of *Investment Advisory and Subadvisory Agreements*, the disclosure states "In return for its investment management services, the Fund pays the Adviser a fee at the annual rate of [ ]% of the average daily value of the Fund's Managed Assets." Similarly, the third paragraph of this section states "The Adviser also performs certain administrative, accounting operations, compliance

and other services for the Fund. The Fund pays a fee to the Adviser related to those services at an annual rate of [ ]% of the value of the Fund's the average daily value of the Fund's Managed Assets." Please confirm that the advisory fee and the services fee described here, although based on Managed Assets, are presented as a percentage of the Fund's net assets in the fee table. If these fees were converted from Managed Assets to net assets, please include a footnote to the table noting as such.

23. Please clarify what fees are included in the line item "Distribution and/or Service (12b-1) Fees." Please disclose shareholder service fees and 12b-1 fees as separate line items.

24. On page 24, in the last line of footnote 1 to the *Example*, the disclosure states "In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Class I Shares of the Fund, which are not reflected in the example." Please clarify what these fees are.

25. Please revise footnote 4 to disclose the material assumptions used to estimate "Interest Payments on Borrowed Funds", including the amount of leverage to be employed and the interest rate(s) associated with the borrowing. Also, to the extent that the Fund currently intends to leverage, please consider replacing disclosure throughout indicating the Fund "may" leverage with disclosure indicating the extent to which the Fund currently intends to leverage.

The Fund's Investment Objective and Strategies

26. Please remove "but not limited to" from your 80% policy and clearly delineate what types of assets will be considered "below investment grade credit assets" for purposes of complying with such policy.

27. On page 25, the disclosure in the section *Flexible Credit Investing Strategy* is convoluted and uses technical jargon that does not inform investors about how the Adviser intends to construct and manage the portfolio. For example you reference "managing a diversified portfolio of credit assets best-positioned to perform in various market conditions" without explaining how the Adviser evaluates portfolio diversification or determines market conditions. Please revise to discuss your flexible credit investing strategy clearly and in plain English.

28. On page 28, in *Access to First Eagle Alternative Credit Deal Flow*, the disclosure in the second sentence states "The Fund will seek out the most attractive investment ideas sourced through the platform's multi-billion-dollar credit platform to achieve its investment objective." Please clarify what this sentence means.

29. In this section generally, please revise as appropriate to avoid technical terms and complex language and present the disclosure clearly and in plain English.

30. On page 29 under *Subadviser's Investment Process* you state that "all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation… ." Given the disruptions caused by COVID-19 and responses to it, and with a view to enhanced strategy and risk disclosure, please tell us whether your investment analysis and diligence process has changed. For example:

    - Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?

    - Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analyses in response?

    - Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the Adviser's overall comfort level with certain allocation types?

    These are examples only. Our comment seeks to understand how COVID-19 affects your investment operations and process as this may affect the Fund's investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

Principal Risks of the Fund

31. On page 42, in *Investment in Other Regulated Funds*, the disclosure states "The Fund may invest in securities of other investment companies, including ETFs and BDCs… ." Please disclose these investments in *Investment Strategies*, which begins on page 27.

Plan of Distribution

32. On page 58, in the penultimate line of the third paragraph in *Revenue Sharing*, we note the references to "another third-party intermediary" and "finder's fees." Please explain to us what sorts of activities are contemplated by this disclosure.

Description of Capital Structure and Shares

33. On page 78, in the third paragraph of *Anti-Takeover and Other Provisions in the Declaration of Trust*, the disclosure states "The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the By-laws… ." Please explain to us supplementally what is contemplated by this disclosure and identify any specific By-law or Declaration of Trust provisions that may grant or alter shareholder voting rights.

Statement of Additional Information

34. On page 7, in *Other Information Regarding Investment Restrictions, Concentration*, please disclose whether the Fund will or will not invest 25% or more of its total assets in a particular industry or group of industries.

* * * * * * * *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel

cc: Rajib Chanda, Simpson Thacher & Bartlett LLP
        Jay Williamson, Securities and Exchange Commission